MAXEON SOLAR TECHNOLOGIES, LTD.

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

June 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Maxeon Solar Technologies, Ltd. (CIK No. 0001796898)

Registration Statement on Form F-3 (File No. 333-265253)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Maxeon Solar Technologies, Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-265253) so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on June 7, 2022, or as soon thereafter as is practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP, counsel to the Company.

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Sincerely, MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Jeffrey W. Waters
Jeffrey W. Waters
Chief Executive Officer and Director